Filed pursuant to Rule 433
Registration Statement No. 333-164563

Zion Oil & Gas Newsletter

April 16, 2010
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Dear Shareholder and/or Friend of Zion...

I am happy to announce some excellent news. This past week, Zion Oil & Gas and Aladdin Middle East Ltd (AME) signed a Memorandum of Understanding (MoU) that I believe will not only be good for both Zion Oil and AME, but also for the State of Israel.

The MoU outlines our plan to establish a subsidiary, tentatively named “Zion Drilling, Inc”, for the purpose of purchasing and operating AME’s 2,000 horsepower drilling rig (currently located at Zion's Ma'anit-Rehoboth #2 wellsite, in Israel).

Zion Drilling will purchase AME's drilling rig for an initial payment of US$ 7 million and a series of US$ 1 million additional payments that are anticipated to coincide with our drilling seven additional wells in Israel over the next few years. As the funds for the purchase of the rig are to be provided by Zion Oil & Gas, our plans are subject to a number of events, including due diligence, the raising of additional capital and the establishment of Zion Drilling.

Towards that, I am pleased to tell you that, today, our US$ 50 million Shelf Offering S-3 Registration Statement was declared effective by the Securities and Exchange Commission. So, through the S-3, we now have the possibility of raising the additional funds required to implement our plans.

The MoU provides that Zion Drilling, Inc. will be 51% owned by Zion Oil & Gas and 49% owned by AME. However, AME will be responsible for the daily operation of the rig.

Our goal in establishing Zion Drilling, Inc. is to continue to drill wells in Israel without dependence on any outside third party.  By implementing this plan, we will secure control of a drilling rig for our planned future operations and, as a consequence, raise our exploration business to a completely new level.

With regard to the Ma'anit-Rehoboth #2 well, you can read below the results of the completion work. We plan to temporarily suspend work on this well although we may return to the well at some later stage. Although the results of the completion work are not what we had hoped for, as we are not able to announce a commercial discovery, we believe that we have laid an excellent foundation for our next well, (named by us) the Ma'anit-Joseph #3 well.

We are currently in the process of obtaining the required permits for the Ma'anit-Joseph #3 well, targeted to reach the Permian geological formation, lying deep beneath the surface. (Deut. 33:13-16)

To date, we have not managed to reach the Permian geological layer, even though it has been one of our main goals from the earliest days of the project. But we are as determined as ever to reach that goal, hopefully, in our next well. (Jer. 29:11)

To quote Chuck Davidson, CEO of Noble Energy, the Texas Company that found the Tamar discovery (currently valued at > US$ 15 Billion) offshore Israel: 'There is no such thing as a sure thing in the energy exploration business'.

Although this was the case during the Ma'anit-Rehoboth #2 well completion, we are firmly resolved to use all the information and experience that we gained and drill again into the Ma'anit structure. (Psalm 135:6)

There are a number of reasons why we are so very optimistic regarding the possibility of finding oil & gas onshore in Israel:

(i) During operations, we recovered some crude oil from the Ma'anit-Rehoboth #2 well and we also noted (much more than expected amounts of) natural gas during the drilling phase.

(ii) Last week, the US Geological Survey (USGS) issued a report estimating that there are 1.7 Billion barrels of recoverable oil and 122 trillion cubic feet of natural gas in the Levant Basin Province. The USGS defines the Levant Basin Province as an 83,000 square kilometer area of the Eastern Mediterranean... a large proportion of which is in Israel's economic zone (both offshore and onshore Israel). You can review the map and read the full report here.

(iii) This week, representatives of Russian energy giant GAZPROM met with Dr. Mimran, Israel's National Infrastructure Ministry's petroleum commissioner, to discuss the possible involvement of Gazprom with Israel's offshore natural gas fields. The press also reported that: 'a number of other Russian energy giants are showing interest in the Israeli energy and infrastructure sector.'

(iv) Within the past two weeks, 'Globes' (one of Israel's leading business publications) published an interview with Fred Zeidman, who has been Chairman of the Board or a director of various Texas based oil & gas drilling / exploration / refining companies. In 2002, President Bush appointed him 'Chairman of the US Holocaust Memorial Council'.

Fred Zeidman made a number of comments regarding the (very bright) future for oil exploration in Israel, including:

1. The prospects in Israel are 'brilliant'.

2. The (Tamar etc.) offshore findings were amazing and it is hard to believe that there are no hydrocarbons onshore.

3. It could be that the onshore deposits will be found 'much deeper'. (This comment was no surprise to us, of course.)

4. Royalties in Israel of 12.5% are reasonable.

His advice to investors is that investment in oil and gas can be wonderful, but you need 'patience'. However, the reward, once successful, is enormous.

We are certainly unhappy that we were not able to declare a commercial discovery as a result of the recent completion operations. But our team remain convinced that our license areas and our permit area will ultimately deliver to us their deeply hidden treasure... in G-d's good time.

We have both the patience and the firm resolve... and now, we expect to soon have the right tool to finish the job - a 2,000 Horsepower drilling rig in Israel on a permanent basis.
...............................................................

The Drilling Rig on April 15, 2010

Here is this week's operations update:

The Ma'anit-Rehoboth #2 Well

As of the last report, we had completed the production testing of our first (of several) ‘zones of interest’ without detecting any clear evidence of hydrocarbons.  Following this first test, we conducted two additional tests, one in the open hole section of the well and one in the shallower, cased hole section of the well.

The open hole test was conducted first and was performed in the deepest geologic zone of interest.  Following the conclusion of this test, we moved uphole and performed a third test on a separate interval, this time in a cased hole section of the well.  In each case, the test procedure consisted of two separate flow and shut-in periods in which the geologic interval was evaluated for productivity and reservoir pressure.  We again used Schlumberger Oilfield Services equipment and personnel for this testing work.

Currently, we are performing a ‘swabbing’ operation on this latest test interval as a final means to gauge hydrocarbon potential.  Swabbing is an operation by which the heavier fluid column from the wellbore is manually withdrawn from the well.  This has the effect of lowering the hydrostatic pressure in the well and allowing potentially lighter fluid (hydrocarbons) from the rock to be produced through natural flow.

While we continue to evaluate the potential from the last production test interval, indications for this and the previous test interval suggest that commercial quantities of hydrocarbons are not present.

In light of this apparent outcome from what was considered to be the zones of greatest potential, we have decided to forego further production testing and have begun plans to temporarily suspend this well.  It is our expectation that this well may have further utility as a potential offset well to the next well drilled which will target a completely different geologic formation in Permian aged rocks.  Preliminary planning of this next well is underway.

Operations at the Elijah #3 Well

The Elijah #3 well was drilled to a depth of approximately 10,938 feet (3,334 meters) when the drill string became stuck within the Asher Volcanics section of the hole. After recovering a significant portion of the stuck drill pipe, progress in recovering the remainder of the pipe slowed and the decision was made to temporarily suspend drilling operations pending further analysis of the situation.

We have now decided to acquire some additional field seismic data (prior to acquiring seismic for Zion's Issachar-Zebulun Permit area) that will help us to resolve certain questions regarding the geology of the area surrounding the Elijah #3 well.  The timing for this work is scheduled to take place in mid-summer 2010

The Issachar-Zebulun Permit Area

As reported previously, Zion and the Geophysical Institute of Israel (GII) have signed an Agreement for GII, on behalf of Zion, to acquire approximately 30 kilometers of seismic data in Zion's Issachar-Zebulun Permit area. The timing for the field work is scheduled to immediately follow completion of the seismic work planned for the Elijah #3 project area.

Zion Board Appointment

On April 12, 2010 we announced that William L. Ottaviani was appointed to our Board of directors. Bill has been serving as Zion's President and Chief Operating Officer since January 31, 2010 and will continue to serve in these positions. Bill is a petroleum engineer by training and his 25+ years at Chevron certainly add tremendous oil & gas experience to our Board. You can read the press release here.

"In your good pleasure, make Zion prosper..."

Psalm 51:18

Thank you for your support of Zion, and

Shalom from Israel

Richard Rinberg

CEO of Zion Oil & Gas, Inc.

www.zionoil.com

FORWARD LOOKING STATEMENTS: Statements in this communication that are not historical fact, including statements regarding Zion's planned operations, geophysical and geological data and interpretation, anticipated attributes of geological strata being drilled, drilling efforts and locations, the presence or recoverability of hydrocarbons, the sufficiency of cash reserves, ability to raise additional capital, the successful establishment of the drilling subsidiary and the negotiation and execution of definitive agreements with AME with respect thereto, timing and potential results thereof and plans contingent thereon are forward-looking statements as defined in the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion's periodic reports filed with the SEC and are beyond Zion's control. These risks could cause Zion's actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

NOTICE
Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas will send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466).

Contact Information
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More information about Zion is available at www.zionoil.com or by contacting Michael Williams at Zion Oil & Gas, Inc., 6510 Abrams Rd., Suite 300, Dallas, TX 75231; telephone 1-214-221-4610; email: dallas@zionoil.com